Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 29, 2017 to Prospectus dated May 23, 2014

Registration No. 333-196220

EXELON CORPORATION

FINAL TERM SHEET

March 29, 2017

Issuer:	Exelon Corporation

Title:	3.497% Junior Subordinated Notes due 2022[1]

Principal Amount:	$1,150,000,000

Expected Ratings (Moody’s/S&P/Fitch):[2]	Baa3 (stable outlook) / BBB- (stable outlook) / BBB- (stable outlook)

Trade Date:	March 29, 2017

Settlement Date:	April 3, 2017

Final Maturity Date:	June 1, 2022

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	June 1, 2017, which payment will include interest accrued at an annual rate of 2.50% from, and including, March 1, 2017 to, but excluding, April 3, 2017 and at an annual rate of 3.497% from, and including, April 3, 2017 to, but excluding, June 1, 2017.

Redemption:	At any time on and after May 1, 2022 (1 month prior to the maturity date of the Notes), the Notes may be redeemed, at the issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of Notes then outstanding to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Benchmark Treasury:	1.875% due February 28, 2022

[1]	This communication relates to the remarketing of the issuer’s 2.50% Junior Subordinated Notes due 2024. Following the remarketing, the notes will be redesignated as the 3.497% Junior Subordinated Notes due 2022.
[2]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Benchmark Treasury Yield:	1.933%

Benchmark Treasury Price:	99-23 1⁄4

Spread to Benchmark Treasury:	+150 bps

Reoffer Yield:	3.433%

Coupon:	3.497%

Price to Public:	100.303%, plus interest accrued at an annual rate of 2.50% from, and including, March 1, 2017 to, but excluding, April 3, 2017.

Remarketing Fee:[3]	0.600%

CUSIP/ISIN:	30161N AW1 / US30161NAW11

Joint Book-Running Remarketing Agents:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Senior Co-Managing Remarketing Agent:	Loop Capital Markets LLC

Co-Managing Remarketing Agents:	Lebenthal & Co., LLC Mischler Financial Group, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March 29, 2017, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any remarketing agent or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Citigroup Global Markets Inc.	1-800-831-9146
Goldman, Sachs & Co.	1-866-471-2526
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1-800-294-1322

[3]	To be paid by the issuer.

2